CHRISTOPHER J. BARRY

(206) 903-8815

barry.christopher@dorsey.com

June 29, 2015

VIA EDGAR AND FEDEX

Ms. Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Central GoldTrust
Schedule 14D-9
Filed June 9, 2015
Amendments to Schedule 14D-9
Filed June 11 and 16, 2015
File No. 005-87886

Dear Ms. Posil:

On behalf of Central GoldTrust (“GoldTrust”), this letter is in reply to comment letter, dated June 19, 2015, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filings (the “Statement”). GoldTrust’s responses, as we have been informed by GoldTrust, are set forth below following the text of each comment contained in your letter.

In connection with this letter, GoldTrust is filing electronically with the Commission today Amendment No. 5 to the Statement (“Amendment No. 5”).

Trustees’ Circular

Sprott PHYS charges investors significantly higher fees than GoldTrust…page 3

1.                                      Please provide balanced disclosure when making comparative statements regarding management and/or administrative expenses of Sprott PHYS versus GoldTrust. For example, if referencing fee increases associated with the Sprott Offer as a percentage of NAV, please also disclose the comparable fee expense of GoldTrust expressed as a percentage of NAV. Additionally, disclosure in the offering materials publicly filed by Sprott indicates that there is an expense cap associated with management fees. Supplementally advise us of whether you considered this cap in deriving the amounts indicated. Additionally, please revise your disclosure to reference the cap when making comparative statements regarding annual expenses and/or management fees.

GoldTrust acknowledges the Staff’s comment and has revised its disclosure accordingly.  The revised disclosure is contained under Item 4 of Amendment No. 5.

GoldTrust took into consideration Sprott Physical Gold Trust’s stated expense cap relating to management fees in the analysis of Sprott Physical Gold Trust’s expense ratios presented in the Trustees’ Circular, dated June 9, 2015 (included as Exhibit (a)(1) to the Statement (the “Trustees’ Circular”)). GoldTrust estimated Sprott Physical Gold Trust’s monthly expense ratio by dividing quarterly-reported expenses, excluding taxes, by the average daily net asset value of Sprott Physical Gold Trust for each month. Based on publicly available information, GoldTrust believes Sprott Physical Gold Trust’s monthly expense ratio did not exceed the expense cap for the twelve months ended March 31, 2015. Accordingly, GoldTrust excluded the expense cap from the disclosure regarding Sprott Physical Gold Trust’s expense ratio presented in the Trustees’ Circular.

Reasons for Rejecting the Sprott Offer, page 19

2.                                      We note the Board of Trustees’ receipt and consideration of advice from the financial advisor engaged by the Special Committee to assess the Sprott Offer. Supplementally advise us of whether CIBC provided any opinions to the Board. Also, notwithstanding the absence of a specific item requirement in Schedule 14D-9, advise us of whether consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

CIBC World Markets Inc. (“CIBC”), acting as financial advisor to GoldTrust, has not provided any opinions to the Special Committee of Independent Trustees or the Board of Trustees.

As noted by the Staff in its comment letter, even in cases where a financial advisor has provided an opinion to the subject company, no specific item requirement of Schedule 14D-9 requires either a summary of a subject company’s discussions with its financial advisor or that financial advisor analyses and presentations be included in or attached to a Solicitation/Recommendation Statement on Schedule 14D-9. In consultation with CIBC and with Canadian and U.S. counsel to GoldTrust and to the Special Committee, GoldTrust has considered whether including a summary of the Special Committee’s discussions with CIBC or attaching analyses or presentations prepared by CIBC for the Special Committee is required in light of Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A. In particular, GoldTrust has re-examined the disclosure it has provided in the Trustees’ Circular under the heading “Reasons for Rejecting the Sprott Offer” and believes that, to the extent any of the Trustees’ reasons for recommending that GoldTrust unitholders reject the Sprott Offer are informed by matters discussed with CIBC or contained analyses provided by CIBC, those matters are adequately disclosed in the Trustees’ Circular.

Accordingly, GoldTrust has concluded that neither specific disclosure in the Schedule 14D-9 with respect to the Special Committee’s discussions with CIBC or attaching analyses or presentations prepared by CIBC in connection with the Sprott Offer is necessary to make the statements required to be made in the Statement, in light of the circumstances under which they were made, not materially misleading.

Sprott has a poor track record as a manager of investor capital, page 28

3.                                      Please revise the disclosure accompanying the chart and specify the basis for selection of the funds included in the “Select Group of Poorly Performing Sprott Funds” and “Defunct Sprott Funds.” In this regard, it appears that some of the funds selected are invested in distinct assets under management as compared to the assets underlying Sprott Physical Gold Trust. Please clarify this fact and further support the implied assertion that the comparisons you are making are appropriate, notwithstanding the distinction in funds and assets managed amongst the comparative group.

GoldTrust acknowledges the Staff’s comment and has revised its disclosure accordingly.  The revised disclosure is contained under Item 4 of Amendment No. 5.

The Offer Circular contains inadequate disclosure regarding certain conditions…page 37

4.                                      Disclosure indicates that the “Advance Notice Rule does not permit Trustees to be nominated or elected in any manner other than pursuant to the provisions of the Advance Notice Rule itself, which requires Trustees to be nominated for election at a meeting of Unitholders called for that purpose.” Please advise us supplementally how trustees are removed and vacancies on the Board of Trustees filled pursuant to provisions in the trust agreement and applicable law.

GoldTrust has been informed by its Canadian counsel that, pursuant to the provisions of the Amended and Restated Declaration of Trust of GoldTrust dated April 24, 2008 (the “Declaration of Trust”), trustees are removed and vacancies on the board of trustees are filled as follows:

A unitholder may remove a trustee or trustees from office by resolution approved by a majority of the votes cast at a meeting of unitholders called for that purpose. A vacancy created by the removal of a trustee may be filled at the meeting of unitholders at which the trustee or trustees were removed or, if not so filled, may be filled by a quorum of trustees. A quorum of trustees consists of a majority of the number of trustees then holding office, provided that a majority of trustees present and seeking to exercise the powers of the quorum of trustees are resident Canadians. A trustee appointed to fill a vacancy holds office until the close of the subsequent annual meeting of unitholders, unless earlier ceased in accordance with the Declaration of Trust. A trustee may also be automatically removed from office immediately if such trustee triggers any of the disqualification criteria: (i) anyone who is less than eighteen years of age; (ii) anyone who is of unsound mind and has been so found by a court in Canada or elsewhere; (iii) anyone who is not an individual;  and (iv) any individual who has the status of bankrupt.

*   *   *   *   *

Attached hereto as Exhibit A are the written acknowledgements of GoldTrust, as requested by the Staff in the closing comments of the comment letter.

We believe the responses set forth above are responsive to the Staff’s comments. If you have any additional questions or would like to discuss this further, please feel free to call me at (206) 903-8815.

Very truly yours,

/s/ Christopher J. Barry
Christopher J. Barry

cc:                                B. Heagle (Central GoldTrust)

M. Mahoney (Dentons Canada LLP)

N. Findlay (Bennett Jones LLP)

Exhibit A

ACKNOWLEDGEMENTS

Central GoldTrust (“GoldTrust”) hereby acknowledges the following:

•                                          GoldTrust is responsible for the adequacy and accuracy of the disclosure in the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed June 9, 2015 (as amended, the “Statement”);

•                                          Staff comment or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Statement; and

•                                          GoldTrust may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Date: June 29, 2015

CENTRAL GOLDTRUST

By	/s/ Bruce D. Heagle
Name: Bruce D. Heagle
Title: Trustee